Filed by: Brookfield Infrastructure Corporation
(Commission File No. 001-39250)
and
Brookfield Infrastructure Partners L.P. (Commission File No. 001-33632)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Inter Pipeline Ltd.

Press Release

Brookfield Infrastructure Commences Cash and Share Offer

to Acquire Inter Pipeline Ltd.

Brookfield, News, February 22, 2021 – Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”) commenced its formal offer (the “Offer”) to acquire all of the outstanding common shares of Inter Pipeline Ltd. (“IPL” or the “Company”).

The notice and advertisement of the Offer appear in the Monday, February 22, 2021 editions of The Globe and Mail and Le Devoir, and the Offer is contained in the Offer to Purchase and Bid Circular (the “Offer and Circular”) and related documents, which have been filed with the Canadian securities regulators on SEDAR under IPL’s profile at www.sedar.com. The Offer and Circular will be mailed to all IPL shareholders upon receipt of the list of holders of Common Shares previously requested by Brookfield Infrastructure from IPL.

Offer Consideration

Under the terms and subject to the conditions of the Offer, each IPL shareholder will have the ability to elect to receive, per IPL share, C$16.50 in cash or 0.206 of a Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) class A exchangeable share (“BIPC Share”), subject to pro-ration. IPL shareholders may also choose to receive cash for some of their IPL shares and BIPC Shares for their remaining IPL shares, subject, in each case, to pro-ration. The share exchange ratio has been calculated based on the closing price of the BIPC Shares on February 10, 2021, the last trading day prior to the announcement of Brookfield Infrastructure’s intention to make the Offer. The Offer is fully financed, with maximum cash consideration of approximately C$4.9 billion (representing 76.2% of the Offer’s total consideration) and maximum aggregate number of BIPC shares issued of approximately 19 million (representing 23.8% of the Offer’s total consideration).

The Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on Monday, June 7, 2021.

Offer Details

The Offer is subject to certain conditions of completion, including receipt of all necessary regulatory approvals, customary approval by the TSX and NYSE in relation to the issuance and listing of the additional BIPC Shares contemplated by the Offer, absence of material changes to IPL’s business, Brookfield Infrastructure owning not less than 66 2⁄3% of the IPL Shares, calculated on a fully diluted basis, after taking up IPL Shares deposited under the Offer and not withdrawn (in addition to the non-waivable statutory condition that more than 50% of the outstanding IPL Shares, excluding IPL Shares beneficially owned by Brookfield Infrastructure, are deposited under the Offer and not withdrawn) and confirmation that the IPL shareholder rights plan will not adversely affect the Offer. Once the two-thirds percentage acceptance level is met, Brookfield Infrastructure intends, but will not be required, to take steps to acquire all remaining IPL Shares in accordance with applicable law.

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The Offer is not subject to any financing conditions, and the cash component of the Offer will be financed through existing capital commitments available to Brookfield Infrastructure. The BIPC Shares included in the Offer are the economic equivalent of units of Brookfield Infrastructure Partners L.P. (“BIP”) and are exchangeable for limited partnership units of BIP on a one for one basis.

Brookfield Infrastructure encourages IPL shareholders to read the full details of the Offer set forth in the Offer and Circular, which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how IPL shareholders can tender their IPL shares to the Offer.

Shareholders who have questions or require assistance in depositing IPL shares to the Offer, IPL shareholders should contact the Information Agent and Depositary, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North American Toll Free Number) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Copies of the Offer and Circular, once filed, will be available without charge on request from the Information Agent and are available at www.ipl-offer.com or on SEDAR at www.sedar.com.

Advisors

Brookfield Infrastructure has engaged BMO Capital Markets and Barclays Capital Canada Inc. to act as joint financial advisors and McCarthy Tétrault LLP to act as its legal advisor in connection with the Offer. Laurel Hill Advisory Group has also been engaged to act as Brookfield Infrastructure’s strategic communications advisor and information agent.

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Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately US$600 billion of assets under management. For more information, go to www.brookfield.com.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire IPL securities and to issue securities of Brookfield Infrastructure Corporation will be made solely by, and subject to the terms and conditions set out in the formal offer to purchase and bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF IPL SHARES

Brookfield Infrastructure intends to make the offer and sale of the BIPC Shares in the Offer subject to a registration statement of BIPC and BIP covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. INVESTORS AND SHAREHOLDERS OF IPL ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding BIP and BIPC or such transaction involving the issuance of the BIPC Shares and the underlying BIP limited partnership units, at the SEC’s website (www.sec.gov) under the issuer profiles for BIP and BIPC, or on request without charge from Brookfield Infrastructure, at 250 Vesey Street, 15th Floor, New York, New York, 10281-1023 or by telephone at (212) 417-7000.

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BIPC is a foreign private issuer and Brookfield Infrastructure is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. BIPC prepares its financial statements in accordance with IFRS, and they may not be directly comparable to financial statements of United States companies.

Shareholders of IPL should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. IPL shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of IPL Shares are urged to consult their tax advisors.

An IPL shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Brookfield Infrastructure Corporation is incorporated in British Columbia, Canada, some or all of Brookfield Infrastructure’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and a substantial portion of Brookfield Infrastructure’s assets and of the assets of such persons are located outside the United States. IPL shareholders in the United States may not be able to sue Brookfield Infrastructure or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE BIPC SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IPL shareholders should be aware that, during the period of the Offer, Brookfield Infrastructure or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the expected mailing of the Offer and Circular.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The actual outcome of future events could differ from the forward-looking statements and information herein, which are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual events to differ materially from those contemplated or implied by the statements in this news release include the ability to obtain regulatory approvals (including approval of the TSX and the NYSE) and meet other closing conditions to any possible transaction, the ability to realize financial, operational and other benefits from the proposed transaction, general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in other documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com

Shareholder Questions / Tendering Assistance:

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America)

Email: assistance@laurelhill.com

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